Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability) (Stock Code: 883)	CNOOC FINANCE (2004) LIMITED (Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT
RENUNCIATION OF CASH SETTLEMENT OPTION FOR
US$1,000,000,000 ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2009

The Company and the Issuer entered into the Supplemental Trust Deed on 31 July 2007 with the Trustee, pursuant to which the Issuer renounced its Cash Settlement Option relating to the Bonds with effect from the date of the Supplemental Trust Deed.

Reference is made to the announcements of CNOOC Limited (the "Company") dated 25 November 2004 and 2 December 2004 relating to the US$1,000,000,000 zero coupon guaranteed convertible bonds due 2009 (the "Bonds") convertible into ordinary shares of the Company (the "Shares").  The Bonds were issued by CNOOC Finance (2004) Limited (the "Issuer"), a wholly-owned subsidiary of the Company, on 15 December 2004 and are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (stock code: 2509).  In connection with the issue of the Bonds, the Company and the Issuer entered into a trust deed dated 15 December 2004 (the "Trust Deed") with BNY Corporate Trustee Services Limited (formerly known as J.P. Morgan Corporate Trustee Services Limited, the "Trustee").  As at the date of this announcement, US$985,714,000 of the Bonds are outstanding.  The Bonds are currently convertible into Shares at a conversion price of HK$5.79 per Share (subject to adjustment in accordance with the terms and conditions of the Bonds (the "Conditions")).

The Trustee has agreed, by entering into a supplemental trust deed with the Company and the Issuer dated 31 July 2007 (the "Supplemental Trust Deed"), that the Issuer shall renounce its option contained in Condition 5.2.4 of the Bonds and Clause 7.10 of the Trust Deed to pay cash in lieu of delivering Shares to the holders of the Bonds (the "Bondholders") who have exercised their conversion rights (the "Cash Settlement Option").  Accordingly, Condition 5.2.4 of the Bonds and

Clause 7.10 of the Trust Deed shall be deleted, and any and all references in the Trust Deed and the Conditions to, and in connection with, the Cash Settlement Option and the cash settlement amount shall be ignored in construing the Trust Deed and the Conditions.  Such amendments shall take effect from the date of the Supplemental Trust Deed.  Save for the above, the Trust Deed and the Conditions shall continue in full force and effect and all the other provisions of the Trust Deed and the Conditions shall remain unchanged.

The following table summarises the shareholding structure of the Company as at the date of this announcement and assuming the Bonds are fully converted into Shares:

Existing (as at the date of this announcement)	Assuming the Bonds are fully converted into Shares at the current conversion price of HK$5.79 per Share

	Shares	% of existing issued share capital of the Company	Shares	% of enlarged issued share capital of the Company

CNOOC (BVI) Limited (Note 1)	28,772,727,268	66.38%	28,772,727,268	64.41%
Overseas Oil & Gas Corporation, Ltd. (Note 1)	5	0%	5	0%
Public shareholders:
- Bondholders	-	-	1,322,797,544	2.96%
- Other shareholders of the Company	14,574,995,398	33.62%	14,574,995,398	32.63%
Total	43,347,722,671	100.00%	44,670,520,215	100.00%

Notes:
1.	CNOOC (BVI) Limited is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd., which is in turn a wholly-owned subsidiary of China National Offshore Oil Corporation.
2.	The above figures assume that none of the Bondholders hold any shares of the Company as at the date of this announcement.

The Trustee has agreed, pursuant to Clause 16.1 of the Trust Deed and Condition 13.2, to the amendments and modifications of the Trust Deed and the Conditions, being the removal of an option of the Issuer rather than a right of any Bondholder, as it is of the opinion that such amendments and modifications are not materially prejudicial to the interests of the Bondholders.

The Company had applied to the Stock Exchange for, and was granted by the Stock Exchange, approval of the above amendments and modifications to the Trust Deed and the Conditions.

Under generally accepted accounting principles in Hong Kong, the Cash Settlement Option has caused the derivative component of the Bonds to be treated as a liability carried at fair value through profit or loss and therefore has impacted the income statement of the Company. The directors of the Company are of the view that (i) future exercise of the Cash Settlement Option is remote and (ii) a change in the value of the Cash Settlement Option will not affect the Company's cashflow. To enable future income statements of the Company to better reflect the operating results of the Company, the Company and the Issuer have proposed to the Trustee that the Cash Settlement Option be removed by way of the Supplemental Trust Deed.  The directors of the Company consider that the terms of the Supplemental Trust Deed are fair and reasonable and in the best interests of the Company and its shareholders as a whole.

By order of the board CNOOC Limited Kang Xin Company Secretary	By order of the board CNOOC Finance (2004) Limited CNOOC Limited Director

Hong Kong, 31 July 2007

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

As at the date of this announcement, CNOOC Limited is the sole corporate director of the Issuer.